Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on December 16, 2008. Common and/or Preferred shareholders voted as indicated below:

							      Withheld
 					   Affirmative	      Authority
Class I Trustee
Re-election of R. Peter Sullivan III,
to serve until 2011			    96,184,483	      7,475,266
Election of Diana L. Taylor*,
to serve until 2011 			    30,950	      966

Messrs. Paul Belica, Robert E. Connor*, Hans W. Kertess,
William B. Ogden, IV and John C. Maney continue to serve
as Trustees of the Fund.
__________________________________________________________________________
* Preferred Shares Trustee; Diana L. Taylor was appointed to serve as a Preferred Shares Trustee to fill a vacancy resulting from the death of John J. Dalessandro's death in September 2008.